UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

 Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010, as amended by Amendment No. 1 filed on November 22, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by TechTeam Global, Inc. (the “Company”).  The Schedule 14D-9 relates to the offer by Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Parent”), through its wholly-owned subsidiary, Platinum Merger Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for, with respect to each share, the right to receive $8.35 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.           Additional Information

Section (h) of Item 8 captioned “Regulatory Approvals” is hereby amended and supplemented by adding the following language as the new sixth paragraph under the heading “U.S. Antitrust Approval” of such section with the following paragraph:

“On November 23, 2010, the waiting period applicable to the Offer under the HSR Act was terminated by the FTC.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9.           Exhibits.

Item 9 captioned “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“Exhibit (a)(5)(G)	Joint Press Release, dated as of November 23, 2010, of Stefanini International Holdings Ltd and TechTeam Global, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Michael A. Sosin
Name: Michael A. Sosin
Title: Corporate Vice President, General Counsel and Secretary

Dated:  November 23, 2010